RECEIVED

2006 OCT 25 A 9:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

06017855

October 16, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Q3 2006 Earnings Release) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

10/31

Earnings Release 3Q 2006

Samsung Electronics

Oct 2006

Disclaimer

This document is provided for the convenience of investors only, before our external audit on Q3 2006 financial results of our headquarters is completed.
The audit outcomes may cause some parts of this document to change.

This document contains "forward-looking statements" - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain.

For us, particular uncertainties which could adversely or positively affect our future results include:
the behavior of financial markets including fluctuations in exchange rates, interest rates and commodity prices; strategic actions including dispositions and acquisitions;
unanticipated dramatic developments in our major businesses including semiconductor, LCD, telecommunication, digital media and digital appliances;
and numerous other matters at the national and international levels which could affect our future results

These uncertainties may cause our actual results to be materially different from those expressed in this document.

Sales and Profits

(Units : Trillion, KRW)

	3Q '06	Q-on-Q	2Q '06	3Q '05	Y-on-Y
Sales	15.22	8%	14.11	14.54	5%
Gross Profit	4.22	14%	3.71	4.40	-4%
(Margin)	*(28%)*		*(26%)*	*(30%)*	
SG&A	2.37	3%	2.29	2.27	5%
Operating Profit	1.85	30%	1.42	2.13	-13%
(Margin)	*(12%)*		*(10%)*	*(15%)*	
Non-operating Income	0.68		0.34	0.03	
Equity Income from Samsung Card	0.03		0.02	0.03	
Income tax	0.34	35%	0.25	0.27	24%
Net Profit	2.19	45%	1.51	1.88	16%
(Margin)	*(14%)*		*(11%)*	*(13%)*	


Sales
20
15
10
5
Domestic
18%
Export
82%
19%
81%
18%
82%
3Q '06
2Q '06
3Q '05


Profits
3
2
1
1.85
2.19
1.42
1.51
2.13
1.88
3Q '06
2Q '06
3Q '05
Operating Profit
Net Profit

Divisional Performance - Sales

3Q'06


6%
11%
32%
31%
20%
2Q '06
6%
12%
31%
30%
20%
Semiconductor
LCD
Telecom
Digital Media
Appliances
Others

(Units : Trillion, KRW)

	3Q '06	Q-on-Q	2Q '06	3Q '05	Y-on-Y
Semiconductor	4.91	11%	4.42	4.59	7%
Memory	3.64	10%	3.32	3.47	5%
System LSI	0.59	15%	0.52	0.55	7%
LCD	3.00	5%	2.85	2.68	12%
Telecom	4.71	10%	4.28	4.58	3%
Handsets	4.45	10%	4.04	4.37	2%
Digital Media	1.64	-1.5%	1.66	1.64	-0.3%
Appliances	0.83	8%	0.77	0.85	-2.1%
Total	15.22	8%	14.11	14.54	5%

Divisional Performance – Operating Profit



2.0
1.5
1.0
0.5
0
-0.5
1.85
1.27
0.16
0.52
1.42
0.98
0.07
0.41
-0.06
3Q '06
2Q '06
Semiconductor
LCD
Telecom
Digital Media
Appliances

(Units : Trillion, KRW)

	3Q '06	Q-on-Q	2Q '06	3Q '05	Y-on-Y
Semiconductor	1.27	30%	0.98	1.35	-6%
(Margin)	*(26%)*		*(22%)*	*(29%)*	
LCD	0.16	115%	0.07	0.30	-46%
(Margin)	*(5%)*		*(3%)*	*(11%)*	
Telecom	0.52	29%	0.41	0.55	-5%
(Margin)	*(11%)*		*(10%)*	*(12%)*	
Digital Media	-0.10		-0.06	-0.02	
(Margin)	*(-6%)*		*(-4%)*	*(-2%)*	
Appliances	-0.01		0.00	-0.04	
(Margin)	*(-2%)*		*(0%)*	*(-5%)*	
Total	1.85	30%	1.42	2.13	-13%
(Margin)	*(12%)*		*(10%)*	*(15%)*	

Financial Position

(Units : Trillion, KRW)



Assets
Liabilities & Equity
50.5
6.9
4.4
24.7
14.5
51.3
4.6
4.9
26.6
15.3
54.5
5.2
5.2
28.0
16.1
Cash*
A/R & Inventories
PP & E
Other Assets
'05
2Q '06
3Q '06
0.1
10.7
39.7
0.1
10.6
40.6
0.1
11.6
42.8
Debt
Other Liabilities
Shareholders' Equity

Key Ratios

	'05	2Q '06	3Q '06
Debt / Equity	0.3 %	0.2 %	0.2 %
Net Debt / Equity	-17.1 %	-10.8 %	-11.9 %
Return on Equity	20.6 %	14.8 %	21.0 %
Return on Asset	16.2 %	11.8 %	16.5 %

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

Cash Flow

3Q'06



Operation
3.74
Investment
2.97
Finance
Net Cash Increase
0.70
Cash Inflow
Cash Outflow

Unit: Trillion, KRW

	3Q '06	2Q '06
Cash* (Beginning of period)	**4.49**	**6.41**
Cash flow from Operation	**3.74**	**2.50**
Net profit	*2.19*	*1.51*
Depreciation	*1.44*	*1.36*
Income (Loss) from equity method	*-0.52*	*-0.23*
Increase (Decrease) in working capital, etc.	*0.63*	*-0.14*
Cash flow from Investment	**-2.97**	**-2.67**
CAPEX	*-2.81*	*-2.44*
Cash flow from Finance	**-0.07**	**-1.75**
Dividend	*-0.07*	
Decrease of short-term borrowings		
Repurchase of shares	*-0.04*	*-1.76*
Proceeds from sales of shares under stock option plan	*0.05*	*0.01*
Net increase in cash	**0.70**	**-1.93**
Cash* (End of period)	**5.19**	**4.49**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Semiconductor

Sales (Unit: Trillion, KRW)



6
3
0
11%
4.42
4.91
Q2'06
Q3'06
Memory
Sys LSI
Others

DRAM Product Mix

	Q1'06	Q2	Q3	Q4
DDR/SD	60%	65%	70%	75%
Mobile	20%	15%	15%	15%
GFX, etc	20%	20%	15%	10%

MLC Portion

	Q1'06	Q2	Q3	Q4
MLC	25%	23%	40%	75%

(Source : Samsung Electronics, Oct 2006)

Q3 Results Analysis

Memory

- **DRAM : Continued strong market due to seasonality**
  - Strong pricing of DDR1 and DDR2
    - Sales growth of DDR1 for Server and DDR2 for PC
    - Few manufacturers continued to have production problems in 90nm
  - Bit Growth : 21%↑ QoQ
    - Increased production of DDR2 which maintained firm ASP
- **NAND : Stabilized Demand & Supply**
  - Introduction of new MP3Ps and demand recovery for high-density Cards
    - Sales increase of 4GB/8GB MP3Ps and 1GB+ Cards
    - Price recovery of high-density (4Gb,8Gb) chips since mid-August
  - Bit Growth : 35%↑ QoQ
    - 8Gb MLC production increase (40% of NAND output in Q3)
    - ※ Expanded price gap between SLC and MLC due to SLC limited supply

System LSI

- **Improved business results due to higher demand of chips for mobiles and media players**

TFT-LCD

Q3 Results Analysis

Panel Shipment



(Unit: Million)
14%
12.9
14.7
2.7
3.0
4.1
4.6
6.1
7.1
TVs
Note PC
Monitor
Q2 '06
Q3 '06

Area Breakdown



34%
62%
14%
TVs
Note PC
Monitor
Q3 '06

Large Panels

- **Shipment increase of both IT and TV panels due to strong seasonal demand (Shipment: 14% QoQ)**
  - Monitors (17%↑): Shipment growth of 17" & 19" (highest price increase)
    → 17": 22% QoQ / 19": 19% QoQ
  - Note PCs (13%↑): Reduced set inventory and strong sales of wide-note PCs resulted in strong pick-up in shipment
    → Wide-panel: 25% QoQ
  - TVs (10%↑): New model launch of LCD TVs from Samsung & Sony has created additional demand for 40" and above panels
    → 40" 1.2mn (34% QoQ) / 46+" 0.4mn (46% QoQ)
- **ASP has recovered for IT and stabilized for TV panels since August**
  - Monitors (19"): Q2 $150 → Q3 $140
  - Note PCs (15.4"W): Q2 $106 → Q3 $100
  - TVs (40"): Q2 $790 → Q3 $750

Small/Mid Panels

- **Increased panel shipment (6%): Q2 21.6mn → Q3 23.0mn**

Telecommunication

Q3 Results Analysis

Sales



(Unit: Trillion KRW)
4.29
4.71
(Q-on-Q)
HHP
10%↑
Network
6%↑
Q2 '06
Q3 '06

Shipment by region



(Unit: Million)
26.3
30.7
32%
29%
32%
7%
35%
31%
27%
7%
Europe
Americas
Asia
Korea
Q2 '06
Q3 '06

Handset

- **Shipment of 30.7 million units (17%↑ QoQ)**
  - Overseas: Surge of quarterly shipment due to strong sales to the major carriers in the US and "Ultra Edition" in Europe.
  - Korea: Increased shipment due to strong sales of slim and DMB phones
- **ASP : Export↑, Domestic↓**
  - Exports: ASP increase triggered by the success of "Ultra Edition"
    ☞ ASP (USD): Q2 $167 → Q3 $175
  - Domestic: Reduced effect of renewed subsidy commenced in Q2 resulted in higher sales of mid-priced phones
    ☞ ASP (KRW): Q2 374K → Q3 343K

Network

- **Sequential sales growth coming from domestic WCDMA & WiBro and Japanese CDMA network sales**
- **Established foot-hold for Mobile WiMAX infrastructure business in US with Sprint**

Digital Media & Digital Appliance

Revenue (DM)



(Trillion KRW)
2
1
0
1%↓
1.66
1.64
44%
10%
16%
12%
17%
42%
12%
17%
11%
17%
Q2 '06
Q3 '06
TV
A/V
Monitor
Computer
Printer

Revenue (DA)



(Trillion KRW)
1
0.5
0
8%↑
0.77
0.83
Q2 '06
Q3 '06

Q3 Results Analysis

Digital Media

- Continuous strong sales of premium TV
  - Q3 shipment : LCD TV 1.4 mil; PDP TV 0.3 mil (15%↑, 17%↑ QoQ)
    - ※ "Bordeaux" LCD TV became million seller within 6 months of launch
  - Sustained growth of large/HD TV sales portion
    - 40"+ LCD *(market)* : '05.4Q 9% *(6%)* → '06.3Q 24% *(12%)*
    - 50"+ PDP *(market)* : '05.4Q 10% *(13%)* → '06.3Q 22% *(21%)*
  - Strengthened No.1 M/S position in flat panel TV (US & Europe)
- Preempt new markets with continuous launch of new products
  - UMPC : Premium(1G Mem/60G HDD) & Low-end(2nd CPU) model launch
  - World's smallest & lightest C-LBP model launch
  - Blu-ray Disc Player launch (Domestic market)
  - Strong sales of new MP3P product(Z5, 1.8" LCD)
    : 1 million shipments expected in '06

Digital Appliance

- Revenue increase due to solid sales of Washer & Refrigerator
  - Q3 shipment : Washer 16%↑, Refrigerator 4%↑ (QoQ)

Business Outlook

Semiconductor

Business Outlook

PC Shipment in 2006



(Mn)
80
60
40
20
0
65
63
68
65
4%
9%
13%
Q1
Q2
Q3
Q4

PC MB/system in 2006



1GB
800MB
600MB
720
790
845
930
10%
7%
10%
Q1
Q2
Q3
Q4

(Source : Samsung Electronics, Oct 2006)

Memory

- **DRAM: Highest demand season for PCs**
  - Expect the highest PC growth rate in the year (13%↑ QoQ)
    - Sales increase of Vista Ready PCs (Q4: 930MB/sys, 10%↑QoQ)
    - Greater adoption of 1GB+ Memory, mainly for Consumer PCs
  - Seasonal demand pickup for mobile and graphic DRAMs
- **NAND: Expect robust demand from new models launch and seasonality**
  - Increase in new products adopting high-density NAND
    - High-density (8Gb) demand increase with new 8GB MP3Ps
  - 1GB+ Cards reach sweet spot price range (Ex: 1GB, below $20)
    - Higher demand for handsets with card slot and mega-pixel cameras
  - Expect industry bit growth to decrease QoQ while SEC's bit growth to increase
    - Bit growth: Market Q3 40%→Q4 32%, SEC Q3 mid-30% → mid-40%
    - NAND market to stabilize with slower price decline
    - SEC: Further cost reduction from increase in 60nm 8Gb production in Q4

System LSI

- **Expect sales increase of DDI, CIS for mobiles and SoC for MP3Ps due to seasonality**

TFT-LCD

Business Outlook

Panel Demand Outlook

(Unit : Million, Million m²)

	Q3	Q4 (F)	YoY
Monitor	34.5	36.8	7%
Notebook	20.3	21.3	5%
TV	12.5	14.2	14%
Total	67.3	72.3	7%
• Area	8.2	9.2	12%

Large Panel Shipment



(Unit: Million)
18
15
12
9
6
3
0
14.7
15.9
8%
TVs
Note PC
Monitor
Q3
Q4 (F)

Market

- **Market demand expected to be strong in Q4**
  (Unit: 72.3mn, 7% QoQ / Area: 9.2 mn m², 12% QoQ)
  - IT panel: Strong demand and low inventory level are expected to drive up the panel prices (QoQ ASP: 10+%)
  - TV panel: Significant demand increase with 40" TVs in sweet-price spot during the holiday season (40+": 31% increase in shipment / Slight ASP decline)

Samsung

- **Large panel shipment to increase in Q4: 15.9mn (8%↑ QoQ)**
  - Monitor (5%↑) / Notebook (12%↑) / TV (7%↑)
- **Focus on satisfying increased demand of the major customers & gaining M/S in large TV panels**
  - 7G capacity: 133K/Month (Q3) → 151K/Month (Q4)

☞ **Expect positive impact from cost reduction and price increase of IT panels**

Telecommunication

Business Outlook

Market

- **Expansion of WCDMA/HSDPA services and new handset introductions are expected to fuel the market growth during the peak sales season**
  - Overseas: Market is expected to grow sequentially due to the strong Christmas demand in Europe & N.A.
  - Korea: Inventory adjustments of service providers are expected to result in contraction of the market size
- **Global handset market for '06 is expected to exceed 950 mn. mainly due to the strong growth in emerging market**

Global Handset Demand



(Unit: Million)
2H
1H
517
57%
43%
660
53%
47%
805
56%
44%
950 +
53%
47%
'03
'04
'05
'06

Samsung

- **Expect to exceed the annual shipment target of 115 mn. in '06**
- **Shipment and ASP are expected to improve as sales of flagship models increase in Q4**
  - Exports: Strong sales of "Ultra Edition" and other mid/high-end models
  - ☞ Target to launch about 30 new models including HSDPA, Mobile TV and smart phones

Digital Media

Business Outlook

Market

- **Growth of premium FP TV**

	'06	'08	'10
- 40"+ LCD TV	11%	22%	32%
Full HD LCD TV	2%	11%	22%
- 50"+ PDP TV	20%	33%	46%

- **Sharp growth of LCD TV demand in '07 (US & EU)**
  - LCD TV Penetration

	'06	'07	'08
US	35%	55%	68%
EU	44%	60%	68%

- **Printer : Continuous growth of C-LBP portion ('06 19%→'08 23%)**

TV Market Forecast



(Display Search '06. 3Q)
191M units
206
219
LCD
PDP
CRT
PJ
43
10
134
4
28%
88
17
98
3
61%
123
21
73
3
66%
'06
'08
'10

Total	$101Bn	1,192	1,276
FP TV	(68%)	(83%)	(91%)

Large TV Market Forecast



(Display Search '06.3Q)
21M
40"↑
3%
43M
6
11%
6M
50"↑
12%
10M
2.0
20%
'05
'06
'05
'06
LCD TV
PDP TV

Samsung

- **Strengthen the leading position in FP TV**
  - Intensify marketing activities of LCD TV in US & EU
    - Aggressive drive for "Bordeaux" TV
      - : 2 million shipments (accumulated) expected by Nov
    - Successful launch of new LCD TV model : "Mosel"
- **Reinforce premium printer lineup**
  - 16 mid/high speed LBPs & 5 C-LBPs in 2H

Appendix 1: Capital Expenditures

(Units : Trillion, KRW)

	'06 Plan	'06 Revised	3Q Accumulated	(%)	'05 Actual
Semiconductor	5.63	6.66	5.19	(78%)	6.33
Memory	4.58	5.60	4.46	(80%)	5.29
System LSI	0.98	0.96	0.68	(70%)	0.99
LCD	2.37	2.59	1.88	(73%)	2.87
Telecommunication	0.54	0.26	0.16	(64%)	0.27
Digital Media & others	0.69	0.73	0.37	(48%)	0.57
Total	9.23	10.24	7.60	(74%)	10.04

RECEIVED

2006 OCT 25 A 9:43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

October 16 , 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Real Estate Purchase from Affiliate) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG
ELECTRONICS

Real Estate Purchase from Affiliate

On October 16, 2006, the BOD of Samsung Electronics authorized the purchase of industrial property from its affiliate, Samsung Corning.

▫ **Details**

- Contract amount: KRW 165.6 billion
- Expected contract date: October 17, 2006
- BOD decision date: October 16, 2006
- Transaction property: 55,703 pyeong of land and 16,057 pyeong of building (Sin-song, Youngtong-gu, Suwon-si, Kyunggi-do, Korea)